FILED PURSUANT TO RULE 424(b)(4)
                                                     Registration No. 333-62864

950,000 SHARES

WINTRUST FINANCIAL CORPORATION

COMMON STOCK

$24.00 PER SHARE



o    Wintrust Financial Corporation is offering o Our common stock is traded on
     850,000 shares and one selling shareholder   the Nasdaq National Market
     is offering 100,000 shares.                  under the symbol "WTFC."

o    We will not receive any proceeds from the  o The last reported sale price
     sale of common shares by the                 price of our common stock as
     selling shareholder.                         reported on Nasdaq on June 21,
                                                  2001 was $24.01 per share.

                      ------------------------------------

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

THE SHARES OF COMMON STOCK THAT ARE BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE BANK INSURANCE FUND OR THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENTAL AGENCY.




====================================================================================================================
                                                                          PER SHARE                  TOTAL
                                                                          ---------                  -----


Public offering price............................................          $24.00                 $22,800,000
Underwriting discount............................................          $ 1.44                 $ 1,368,000
Proceeds to Wintrust.............................................          $22.56                 $19,176,000
Proceeds to the selling shareholder..............................          $22.56                 $ 2,256,000

====================================================================================================================

The underwriters have a 30-day option to purchase up to 142,500 additional shares of common stock from us to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


U.S. BANCORP PIPER JAFFRAY
         STIFEL, NICOLAUS & COMPANY
                    INCORPORATED
                                ADVEST, INC.
                                       HOWE BARNES INVESTMENTS, INC.

                  THE DATE OF THIS PROSPECTUS IS JUNE 21, 2001.

                                      [MAP]

                             [Reflects locations of
                       Wintrust's operating subsidiaries]

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
Summary.......................................................................4
Risk Factors.................................................................11
Use of Proceeds..............................................................14
Price Range of Common Stock and Dividend Policy..............................14
Capitalization...............................................................16
Selling Shareholder..........................................................17
Underwriting.................................................................17
Transfer Agent...............................................................18
Legal Matters................................................................18
Experts......................................................................19
Where You Can Find More Information..........................................19
Documents Incorporated by Reference..........................................19

                  --------------------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements include statements relating to:

        o     our goals, intentions and expectations;

        o     our business plans and growth strategies; and

        o     estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in "Risk Factors" beginning on page 11.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

                                     SUMMARY

The items in the following summary are described in more detail later in this prospectus, or incorporated by reference into this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, our consolidated financial statements and the other information that is incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments.

BUSINESS OF WINTRUST FINANCIAL CORPORATION

We are a bank holding company headquartered in Lake Forest, Illinois, with total assets of approximately $2.2 billion at March 31, 2001. We operate seven community banks, all in affluent suburbs of Chicago, which provide community-oriented, personal and commercial banking services primarily to individuals and small to mid-size businesses through 29 banking facilities. Each of our banks provides a full complement of commercial and consumer loan and deposit products and services. In addition, we provide specialty lending through operating subsidiaries or divisions of certain of our banks. Our specialty lending niches include one of the ten largest, based on management's estimates, commercial insurance premium finance companies in the United States; a company which provides accounts receivable financing and administrative services to the temporary staffing industry; and an indirect auto financing business which purchases loans through Chicago-area dealerships. Finally, through our asset management subsidiary, we provide trust and investment services to customers of our banks.

Each of our banking subsidiaries was founded as a de novo banking organization (which means started new) within the last ten years. We have grown from $1.1 billion in assets at December 31, 1997 to $2.2 billion in assets at March 31, 2001, and our diluted earnings per share have increased at a compound annual growth rate of 27.7% over the three year period ending December 31, 2000. Our historical financial performance has been affected by costs associated with growing market share in deposits and loans, opening new banks and branch facilities, and building an experienced management team. Our recent financial performance generally reflects the improved profitability of our operating subsidiaries as they mature, offset by the costs of opening new banks and branch offices. Our experience has been that it generally takes from 13 to 24 months for new banks to first achieve operational profitability depending on the number and timing of branch facilities added.

We conduct our specialty lending and trust and investment businesses through one direct and two indirect non-bank subsidiaries and divisions of our banks.

Through First Insurance Funding we originate commercial insurance premium finance loans on a national basis. The loans are originated by First Insurance working through independent medium and large insurance agents and brokers. The insurance premiums we finance are primarily for commercial customers' purchases of liability, property and casualty and other commercial insurance. The majority of these loans are purchased by our banks in order to more fully utilize their lending capacity. These loans generally provide the banks higher yields than alternative investments. Since the second quarter of 1999, we have also been selling some of the loan originations to an unrelated third party with servicing retained. Based on limited industry data available and First Insurance management's experience in the industry, management estimates that First Insurance is one of the ten largest premium finance companies operating in the United States, with loan origination volume of approximately $1.1 billion during 2000. Our premium finance loans as of March 31, 2001 were $333.8 million, or 20.2% of our net loan portfolio.

Through Tricom, Inc. we provide high-yielding, short-term accounts receivable financing and value-added, outsourced administrative services, such as data processing of payrolls, billing and cash management services to the temporary staffing industry. Tricom's clients, located throughout the United States, provide staffing services to businesses in diversified industries. During 2000, Tricom processed payrolls with associated client billings of approximately $250.0 million and contributed $9.3 million of revenues to us.

We conduct trust operations through Wintrust Asset Management, a separate subsidiary of ours that commenced operations on September 30, 1998, to expand our trust services in the communities served by our banks. We employ experienced trust personnel and offer a full range of trust and investment services at Lake Forest Bank, North Shore Community Bank, Hinsdale Bank and Barrington Bank. Prospective trust and investment customers at our other three banks are currently being served on an appointment basis. At March 31, 2001, we had $401.2 million in trust assets under management.

We engage in other specialty lending through divisions of our banks, including indirect auto lending which we do through a division of Hinsdale Bank. The indirect automobile loans are diversified among many individual borrowers, secured by new and used automobiles and are generated by a large network of automobile dealers located in the Chicago area with which we have established relationships. We regard substantially all of these loans as prime quality loans. Management continually monitors the dealer relationships and the banks are not dependent on any one dealer as a source of such loans. Like other consumer loans, the indirect auto loans are subject to the banks' stringent credit standards. At March 31, 2001, our indirect auto loans were $191.4 million and comprised approximately 11.6% of our net loan portfolio. Management anticipates that this portfolio will comprise a smaller portion of the net loan portfolio in the future.

The following table provides information regarding each of our banks, their respective markets and profitability at the bank level, which reflects greater profitability at our more mature banks.

                                                                                                 RETURN ON AVERAGE
                                        TOTAL ASSETS        CHICAGO-AREA                          ASSETS FOR THE
                  DATE                AT MARCH 31, 2001      COMMUNITIES           NUMBER       THREE MONTHS ENDED
BANK             OPENED                 (IN THOUSANDS)          SERVED         OF FACILITIES     MARCH 31, 2001(1)
----             ------               -----------------     ------------       -------------     -----------------

Lake Forest      December 1991             $592,327         Lake Forest              5                  1.4%
                                                            Lake Bluff               1
                                                            Highwood                 1

Hinsdale         October 1993               417,709         Hinsdale                 2                  1.3
                                                            Clarendon Hills          1
                                                            Western Springs          1
                                                            Burr Ridge               -

North Shore      September 1994             456,153         Wilmette                 3                  1.1
Community                                                   Kenilworth               -
                                                            Glencoe                  2
                                                            Winnetka                 1
                                                            Skokie                   1
                                                            Northfield               -

Libertyville     October 1995               294,590         Libertyville             3                  0.8
                                                            Mundelein                -
                                                            Vernon Hills             -
                                                            Wauconda                 2

Barrington       December 1996              246,170         Barrington               1                  0.7
                                                            Barrington Hills         -
                                                            Lake Barrington          -
                                                            North Barrington         -
                                                            South Barrington         -
                                                            Inverness                -

Crystal Lake     December 1997              144,531         Crystal Lake             3                  0.4
                                                            McHenry                  1

Northbrook       November 2000               45,507         Northbrook               1                  N/M(2)
                                                            Glenview                 -
                                                            Deerfield                -

_______________________
(1) On an annualized basis
(2) Not meaningful

OPERATIONAL STRATEGY

Since our first bank was opened in 1991, we have been committed to the same fundamental operational strategy, the key elements of which are:

     o MAINTAINING DECISION-MAKING AUTHORITY LOCALLY WITHIN EACH OF OUR BANKS AND PROVIDING A HIGH LEVEL OF PERSONAL AND PROFESSIONAL SERVICE. Our community banking philosophy is driven by our emphasis on local independence and decision-making authority within each of our banks. While senior management provides expertise to each of our subsidiaries in the areas of capital planning, long-term strategic planning, marketing and advertising, financial management, investment and asset/liability management, and technology, the separate management teams of each of the banks, as well as First Insurance, Wintrust Asset Management and Tricom, have full managerial responsibilities for customer service and the ongoing day-to-day operations of their respective organizations. Our banks enjoy the competitive advantages of being able to tailor products and services to meet the differing needs of the customers that they serve, to quickly make decisions affecting customers, and to participate actively in their communities.

     o EMPLOYING FEWER, BUT HIGHLY QUALIFIED AND PRODUCTIVE INDIVIDUALS AT RELATIVELY HIGH COMPENSATION RATES AND FOCUSING ON LOW NET OVERHEAD RATIOS. Key to our growth and profitability is our management's extensive experience in providing community banking services. Our banks' presidents and chief executive officers were selected not only for their years of banking experience but also for their business development skills and their strong ties to the communities they serve. Our practice of employing fewer, but highly qualified and productive individuals at all levels of the organization is key to maintaining a decentralized management structure. We believe our organizational structure allows us to continue to improve and maintain favorable net overhead ratios as the banks, First Insurance, Wintrust Asset Management and Tricom mature.

     o MARKETING INNOVATIVE DEPOSIT AND LOAN PRODUCTS. Our banks offer local residents highly competitive retail products designed to attract customers and to provide the banks with the opportunity to introduce and cross-sell their full range of personalized banking services. To be more responsive to the needs of consumers in their specific markets, the banks have introduced a variety of innovative deposit and loan products to appeal to the unique needs of different types of bank customers, such as different age groups and other special segments of the target markets. Each of our banks has developed a strong customer base within its communities through the utilization of innovative community-oriented marketing programs. Our banks market their products aggressively through creative newspaper and other advertising, special promotions and frequently sponsored community events. In addition, each of our banks has a large board of directors comprised of influential business persons and prominent individuals within their respective communities who assist the banking officers with business development. We have been successful in growing our deposits at a compound annual growth rate of 25.8% from December 31, 1997 through December 31, 2000. Consequently, substantially all of our deposits are core deposits.

     o PURSUING A NUMBER OF SPECIALTY LENDING NICHES. We currently finance loans in several different specialty lending niches to more fully utilize our lending capacity, to diversify our loan portfolio, and to enhance the profitability of our banks. In addition to premium finance loans originated by First Insurance, short-term accounts receivables financed by Tricom, and indirect auto loans, we also engage in mortgage warehouse lending, medical and municipal equipment leasing and, more recently, homeowners and condominium association lending. Loans in these specialty lending niches tend to be higher yielding than other commercial and consumer loans in our banks' portfolios.

GROWTH STRATEGY

Key elements of our growth strategy are:

     o INTERNAL GROWTH. Due to our de novo strategy, we believe we have not yet realized the full deposit and asset generation potential in the communities now served by our existing banking facilities. We believe we can leverage our existing infrastructure to support additional business while maintaining a high level of personalized customer service and responsiveness. As consolidation in the financial services industry continues, management expects that more individuals and small businesses will become disenchanted with the perceived lower level of service offered by the larger institutions, providing continuing market share opportunity for Wintrust. With management's focus on balancing further asset growth with earnings growth, our current strategy is to continue to focus on less aggressive deposit pricing at those banks with significant market share and more established customer bases.

     o EXPANDING INTO ATTRACTIVE MARKETS WITH LIMITED LOCAL BANKING COMPETITION. We plan to continue our geographic expansion by leveraging our existing banks and opening new branch facilities in nearby communities where management believes targeted customers would be attracted to a community banking alternative. Consistent with this strategy, we opened a new branch of Libertyville Bank in Wauconda, Illinois, in May 2000; in February 2001, we opened a new branch of Crystal Lake Bank in McHenry, Illinois; and construction has started on Hoffman Estates Community Bank, a branch of Barrington Bank, which is scheduled to open in the latter half of 2001. We also intend to continue the formation of additional de novo banks in attractive markets in and around the Chicago metropolitan area. Our seventh separately chartered de novo bank was opened in November 2000 as Northbrook Bank and Trust Company. In addition, we intend to explore and consider potential acquisitions of other community banks that are already operating in desirable markets. These banks may be attracted to our commitment to local operational autonomy and may desire to provide their investors the liquidity that could be offered by Wintrust's publicly traded stock.

     o AUGMENTING THE LOAN PORTFOLIO WITH OUR SPECIALTY LENDING NICHES TO ALLOW THE BANKS TO MORE FULLY UTILIZE THEIR LENDING CAPACITY AND ADDING RELATED FINANCIAL SERVICES BUSINESSES TO INCREASE FEE INCOME. Our specialty lending niches enhance the profitability of our community banks by optimizing their earning asset base and allowing them to diversify their loan portfolios. Certain of our related financial services businesses also contribute to higher fee income, such as administrative service fees earned by Tricom for payroll processing. We may pursue acquisitions or development of additional specialty lending businesses engaged in asset generation suitable for bank investment and/or secondary market sales. We may also pursue acquisitions or development of related financial services businesses to augment fee income. Management intends to continue to explore various commercial and consumer finance activities and to seek attractive potential acquisition candidates.

     o GROWTH OF TRUST AND INVESTMENT SERVICES PROVIDED TO SMALL AND MID-SIZED BUSINESSES AND AFFLUENT INDIVIDUALS. With the formation of Wintrust Asset Management, we have begun to market trust and investment services more aggressively to bank customers in an effort to expand our market share and increase our fee income. Management believes Wintrust Asset Management can successfully compete for trust business by targeting newly affluent customers and customers whose trust or investment needs command the personalized attention offered by our service-oriented banks. We may also seek opportunities to expand our trust and investment management business through selective acquisitions.

     o UTILIZING THE INTERNET AS A NEW DISTRIBUTION CHANNEL FOR BOTH EXISTING AND FUTURE BANK PRODUCTS AND SERVICES. In April 2000, we launched new community bank websites and a number of on-line financial services, including on-line banking, bill pay and investment portfolio review. We believe these new websites and their corresponding on-line financial and community services, called .community banking(TM), are among the most robust and sophisticated offered by any community bank. In February 2001, we introduced a series of enhancements to our on-line financial services including 24-hour availability, wireless access and links to key sites.

OFFICE LOCATION

Our principal executive offices are located at 727 North Bank Lane, Lake Forest, Illinois 60045-1951, and our telephone number is (847) 615-4096.


THE OFFERING

Common stock offered:

         By Wintrust Financial Corporation......        850,000 shares
         By the selling shareholder.............        100,000 shares
                                                      ---------

                  Total.........................        950,000 shares

Common stock outstanding after the offering.....      9,477,361 shares(1)

Offering price..................................      $24.00 per share

Use of proceeds.................................      We will use the net proceeds to provide
                                                      capital to fund continued growth at our
                                                      existing banks and other operating
                                                      subsidiaries and for general corporate
                                                      purposes.  We expect to initially apply a
                                                      portion of the net proceeds to reduce
                                                      the amount outstanding under our $50.0
                                                      million revolving line of credit with an
                                                      unaffiliated bank to $25.0 million. At May
                                                      31, 2001, approximately $29.3 million of
                                                      indebtedness was outstanding under the line.

Nasdaq National Market symbol...................      WTFC
______________
(1)  The number of shares outstanding after the offering is based on the number of shares of our common stock outstanding as of June 15, 2001, and does not include shares reserved for issuance upon the exercise of options and warrants granted or available under our stock option and other compensation plans.

SUMMARY CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)

The summary consolidated financial data presented below as of or for each of the years in the five-year period ended December 31, 2000, are derived from our historical financial statements. Our consolidated financial statements for the two years ended December 31, 2000 have been audited by Ernst & Young LLP, independent auditors, and our consolidated financial statements for the three years ended December 31, 1998 have been audited by KPMG LLP, independent auditors. The summary data presented below as of or for the three-month periods ended March 31, 2001 and 2000, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results as of or for the three-month periods have been included. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the three-month period ended March 31, 2001, are not necessarily indicative of results that may be expected for the entire year ending December 31, 2001.


                                              THREE MONTHS ENDED
                                                   MARCH 31,                            YEARS ENDED DECEMBER 31,
                                             ----------------------  -------------------------------------------------------
                                                2001        2000        2000        1999        1998        1997       1996
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------

STATEMENT OF INCOME DATA:
Total interest income ...................... $   41,782  $   32,309  $  148,184  $  109,331  $   87,979  $   65,111  $ 39,037
Total interest expense .....................     24,506      18,441      87,184      61,597      51,215      38,339    24,155
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
   Net interest income .....................     17,276      13,868      61,000      47,734      36,764      26,772    14,882
Provision for possible loan losses .........      1,638       1,141       5,055       3,713       4,297       3,404     1,935
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
   Net interest income after provision for
      possible loan losses .................     15,638      12,727      55,945      44,021      32,467      23,368    12,947

Non-interest Income:
   Gain on sale of premium finance
      receivables...........................        942       1,241       3,831       1,033          --          --     3,078
   Fees on mortgage loans sold .............      1,524         483       2,911       3,206       5,569       2,341     1,393
   Trust fees ..............................        450         472       1,971       1,171         788         626       522
   Service charges on deposit accounts .....        547         469       1,936       1,562       1,065         724       468
   Administrative services revenues ........      1,021       1,013       4,402         996          --          --        --
   Securities gains (losses), net ..........        286           3         (40)          5          --         111        18
   Other ...................................      2,080         597       3,295       1,835         653       1,142     2,053
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
      Total non-interest income ............      6,850       4,278      18,306       9,808       8,075       4,944     7,532

Non-interest Expense:
   Salaries and employee benefits(1) .......     8,478       6,335      28,119      20,808      18,944      14,204    11,551
   Equipment expense .......................     1,484       1,149       5,101       3,199       2,221       1,713     1,313
   Occupancy expense, net ..................     1,244       1,010       4,252       2,991       2,435       1,896     1,649
   Data processing .........................       830         680       2,837       2,169       1,676       1,337     1,014
   Advertising and marketing ...............       307         249       1,309       1,402       1,612       1,309     1,102
   Professional fees .......................       531         295       1,681       1,203       1,654       1,343       906
   Premium finance defalcation(2)...........        --          --       4,320          --          --          --        --
   Other non-interest expenses(1)(3)........     3,097       2,391      10,184       7,906       7,291       5,452     5,227
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
      Total non-interest expense(1)(2)(3)...    15,971      12,109      57,803      39,678      35,833      27,254    22,762
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
Income (loss) before taxes and cumulative
   effective of accounting change ..........      6,517       4,896      16,448      14,151       4,709       1,058    (2,283)
Income tax expense (benefit) ...............      2,359       1,774       5,293       4,724      (1,536)     (3,788)   (1,310)
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
Income (loss) before cumulative effect of
   accounting change .......................      4,158       3,122      11,155       9,427       6,245       4,846      (973)
Cumulative effect of change in accounting
   for derivatives, net of tax .............        254          --          --          --          --          --        --
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
   Net income (loss)........................ $    3,904  $    3,122  $   11,155  $    9,427  $    6,245  $    4,846  $   (973)
                                             ==========  ==========  ==========  ==========  ==========  ==========  ========


                                              THREE MONTHS ENDED
                                                   MARCH 31,                            YEARS ENDED DECEMBER 31,
                                             ----------------------  -------------------------------------------------------
                                                2001        2000        2000        1999        1998        1997       1996
                                             ----------  ----------  ----------  ----------  ----------  ----------  --------
COMMON SHARE DATA:
Earnings per share:
   Basic.................................... $     0.45  $     0.35  $     1.28  $     1.14  $     0.77  $     0.62  $  (0.16)
   Diluted..................................       0.44        0.35        1.25        1.10        0.74        0.60     (0.16)
Cash dividends per common share(4)..........       0.07        0.05        0.10          --          --          --        --
Book value per share........................      12.29       10.83       11.87       10.60        9.23        8.47      6.45
Weighted average common shares
   outstanding:
   Basic....................................      8,615       8,798       8,711       8,249       8,142       7,755     6,134
   Diluted .................................      8,918       9,011       8,941       8,558       8,495       8,086     6,134

SELECTED FINANCIAL CONDITION DATA
   (AT END OF PERIOD):
Total assets ............................... $2,166,630  $1,771,891  $2,102,806  $1,679,382  $1,348,048  $1,053,400  $706,037
Total loans ................................  1,655,543   1,307,796   1,558,020   1,278,249     992,062     712,631   492,548
Total deposits .............................  1,916,756   1,533,661   1,826,576   1,463,622   1,229,154     917,701   618,029
Notes payable ..............................     38,875      14,050      27,575       8,350          --      20,402    22,057
Long term debt - trust preferred securities      51,050      31,050      51,050      31,050      31,050          --        --
Total shareholders' equity .................    105,872      94,835     102,276      92,947      75,205      68,790    42,620

SELECTED FINANCIAL RATIOS AND OTHER DATA:
Performance Ratios:
   Net interest margin(5)(6)(7) ............       3.67%       3.65%       3.66%       3.54%       3.43%       3.41%     2.91%
   Core net interest margin(5)(7)(8) .......       3.94        3.84        3.91        3.75        3.50        3.41      2.91
   Net interest spread(5)(7)(9) ............       3.26        3.31        3.29        3.23        3.00        2.92      2.40
   Non-interest income to average
      assets(5).............................       1.32        1.01        0.99        0.66        0.69        0.58      1.34
   Non-interest expense to average
      assets(1)(2)(3)(5)....................       3.07        2.85        3.12        2.65        3.04        3.18      4.05
   Net overhead ratio(1)(2)(3)(5)(10) ......       1.75        1.84        2.13(2)     2.00        2.36        2.60      2.71
   Efficiency ratio(11) ....................       66.4        66.4        66.9        68.6        77.5        86.0      97.7
   Return on average assets(1)(2)(3)(5) ....       0.75        0.73        0.60        0.63        0.53        0.56     (0.17)
   Return on average equity(1)(2)(3)(5) ....      15.39       13.32       11.51       11.58        8.68        7.88     (2.33)
   Average loan-to-average deposit ratio ...       87.1        88.4        87.7        86.6        80.1        80.1      69.8
   Dividend payout ratio(4) ................        8.0         7.1         8.0          --          --          --        --

Asset Quality Ratios:
   Non-performing loans to total loans .....       0.84%       0.56%       0.62%       0.54%       0.55%       0.59%     0.36%
   Allowance for possible loan losses to:
      Total loans ..........................       0.67        0.72        0.67        0.69        0.71        0.72      0.74
      Non-performing loans .................      79.35      128.50      107.75      126.10      129.66      121.64    204.15
   Net charge-offs to average loans(5) .....       0.25        0.17        0.24        0.19        0.28        0.31      0.31
   Non-performing assets to total assets ...       0.64        0.41        0.46        0.41        0.45        0.40      0.25

Other data at end of period:
   Number of banking facilities ............         29          25          28          24          21          17        14

_______________________
(1)  In 1998, we recorded a nonrecurring $1.0 million pretax charge related to severance amounts payable to our former chairman and chief executive officer under the terms of his employment contract and related legal expenses.
(2)  In 2000, we recorded a $4.3 million pretax charge ($2.6 million after tax)
     related to a fraudulent loan scheme perpetrated against our premium finance subsidiary. Without this charge, our return on average assets would have been 0.74%, our return on average equity would have been 14.20%, and our net overhead ratio would have been 1.90%.
(3)  For the year ended December 31, 1996, we recorded nonrecurring merger-related expenses of $891,000.
(4)  We declared our first semi-annual dividend payment in January 2000.
     Dividend data reflected for the interim periods reflect semi-annual, not quarterly, dividends.
(5)  Certain financial ratios for interim periods have been annualized.
(6)  Net interest income divided by average interest-earning assets.
(7)  Calculated on a tax-equivalent basis.
(8)  Core net interest margin excludes the interest expense associated with the trust preferred securities.
(9)  Yield earned on average interest-earning assets less rate paid on average interest-bearing liabilities.
(10) Non-interest expense less non-interest income divided by average total assets.
(11) Non-interest expense (excluding non-recurring items) divided by the sum of net interest income on a tax equivalent basis, plus non-interest income
     (excluding securities gains and losses).

                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus as well as the documents incorporated by reference in this prospectus.

DE NOVO OPERATIONS AND BRANCH OPENINGS IMPACT OUR PROFITABILITY.

Our historical results have been impacted by our strategy of de novo bank formations and branch openings. We have employed this strategy to build an infrastructure that management believes can support additional internal growth in our banks' respective markets. To expand into additional communities in and around Chicago, we may undertake additional de novo bank formations or branch openings. Based on our experience, management believes that it generally takes from 13 to 24 months for new banks to first achieve operational profitability, depending on the number of branch facilities opened, the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. However, it may take longer than expected or than the amount of time we have historically experienced for new banks and/or branch facilities to reach profitability, and there can be no guarantee that these new banks or branches will ever be profitable. Wintrust Asset Management, which we formed on September 30, 1998, and Northbrook Bank and Trust Company, which opened in November 2000, are not yet operating profitably. To the extent we undertake additional de novo bank, branch and business formations, our level of reported net income, return on average equity and return on average assets will be impacted by start-up costs associated with such operations and we are likely to continue to experience the effects of higher expenses relative to operating income from the new operations. These expenses may be higher than we expect or than our experience has shown.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR GROWTH STRATEGY.

Although we have historically grown through de novo bank formations and the establishment of new branch offices, our strategic plan also includes potential acquisitions of other financial institutions in attractive markets, trust and investment management services companies and specialty lending or related financial services businesses that offer unique earning asset niches or fee income. There can be no assurance that:

     o we will be able to identify attractive markets, locations or opportunities, including attracting the necessary management, to expand in the future, whether through de novo bank formations, the addition of branch facilities or through acquisitions of other community banks, specialty financial services companies or fee-based businesses;

     o potential acquisitions will be available on terms acceptable or favorable to us;

     o we will be able to obtain the required regulatory approvals for any proposed acquisitions; or

     o we will be able to successfully integrate, operate and manage any business that we acquire so as to maintain or increase profitability.

WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF KEY MANAGERS MAY ADVERSELY AFFECT OUR OPERATIONS.

Our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Our ability to retain executive officers and the current management teams of each of our banks, First Insurance, Tricom and Wintrust Asset Management will continue to be critical to the successful implementation of our strategies. It is also important as we grow to be able to attract and retain qualified additional senior and middle management. We do not currently maintain key-man life insurance policies. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

OUR ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INSUFFICIENT TO ABSORB POTENTIAL LOSSES IN OUR LOAN PORTFOLIO.

Our allowance for possible loan losses is established in consultation with management of our operating subsidiaries and is maintained at a level considered adequate by management to absorb loan losses that are inherent in the portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and such losses may exceed current estimates. Rapidly growing and de novo bank loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances for our banks is more difficult, and therefore the banks may be more susceptible to changes in estimates, and to losses exceeding estimates, than banks with more seasoned loan portfolios. Although management believes that the allowance for possible loan losses is adequate to absorb losses that may develop in the existing portfolio of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses in the future.

OUR PREMIUM FINANCE BUSINESS INVOLVES UNIQUE OPERATIONAL RISKS AND COULD EXPOSE US TO SIGNIFICANT LOSSES.

A significant portion of our assets are comprised of commercial insurance premium finance receivables that we generate through First Insurance. These loans, intended to enhance the average yield of earning assets of our banks, involve a different, and possibly higher, level of risk of delinquency or collection than generally associated with loan portfolios of more traditional community banks. First Insurance also faces unique operational and internal control challenges due to the relatively rapid turnover of the premium finance loan portfolio and high volume of new loan originations.

Because we conduct lending in this segment primarily through relationships with a large number of unaffiliated insurance agents and because the borrowers are located nationwide, risk management and general supervisory oversight may be more difficult than in our banks. We may also be more susceptible to third party fraud. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. For example, in the third quarter of 2000, we recorded a one-time $2.6 million (after-tax) charge in connection with a series of fraudulent loan transactions perpetrated against First Insurance by one independent insurance agency located in Florida. Although we have recently enhanced our internal control system at First Insurance, we may continue to be exposed to the risk of significant loss in our premium finance business.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

Our earnings are derived from the operations of our subsidiaries, and we are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Like other banks and financial institutions, our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in the economic environment may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. If market interest rates should move contrary to our "gap" position on interest earning assets and interest bearing liabilities, the "gap" will work against us and our net interest income may be negatively affected.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE BANKING INDUSTRY.

The financial services business is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in all of our market areas. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, money market funds, finance companies, trust companies, insurers, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or Illinois chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. In recent years, several major multi-bank holding companies have entered or expanded in the

Chicago metropolitan market. Generally, these financial institutions are significantly larger than we are and have greater access to capital and other resources. Our ability to compete effectively in the marketplace is also dependent on our ability to adapt successfully to technological changes within the banking and financial services industries.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

We are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future legislation and regulations have had, will continue to have or may have a significant impact on the financial services industry. Some of the legislative and regulatory changes may increase our costs of doing business and, as a result, advantage our competitors.

SINCE OUR BUSINESS IS CONCENTRATED IN THE CHICAGO METROPOLITAN AREA, A DOWNTURN IN THE CHICAGO ECONOMY MAY ADVERSELY AFFECT OUR BUSINESS.

Currently, our lending and deposit gathering activities are concentrated primarily in the greater Chicago metropolitan area. Our success depends on the general economic condition of Chicago and its surrounding areas. Although currently the economy in the area is favorable, adverse changes in the economy could reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

FUTURE SALES OF OUR COMMON STOCK OR OTHER SECURITIES MAY DILUTE THE VALUE OF THE COMMON STOCK.

Our board of directors has the authority, without action or vote of the shareholders, to issue all or part of any authorized but unissued shares of our common stock, including shares authorized but unissued under our stock option plan, shares that employees may purchase at their election pursuant to our Employee Stock Purchase Plan and shares that may be issuable to our directors as compensation for attendance at Board meetings pursuant to our Directors Deferred Fee and Stock Plan. In the future, we may need to issue additional securities, through public or private offerings, in order to raise additional capital to support our growth. Any such issuance will dilute the percentage of ownership interest of shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK IS LIMITED BY LAW AND CONTRACT.

Our ability to pay dividends on our common stock largely depends on our receipt of dividends from our banks. The amount of dividends that our banks may pay to us is limited by federal and state banking laws and regulations. We or our banks may decide to limit the payment of dividends even when we or they have the legal ability to pay them in order to retain earnings for use in our or our banks' business. We are also prohibited from paying dividends on our common stock if we have not made distributions or required payments on our outstanding trust preferred securities and debt securities.

THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK; YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAY FOR THEM.

The price of our shares of common stock subject to this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for financial services companies and the stock market in general, as well as changes in investor perceptions of our company.

Our common stock is traded on the Nasdaq National Market under the symbol WTFC. The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly-traded company, the volume of trading activity in our stock is relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the offering price.

                                 USE OF PROCEEDS

The net proceeds to us from the sale of 850,000 shares of our common stock in this offering are estimated to be approximately $19.0 million (assuming no exercise of the over-allotment option) after deducting the underwriting discount and aggregate expenses payable by us. Such expenses are estimated to be approximately $225,000. We will not receive proceeds from the sale of shares sold by the selling shareholder. See "Selling Shareholder."

We will use the net proceeds of this offering to provide capital to fund continued growth at our existing banks and other operating subsidiaries and for general corporate purposes.

We intend to initially apply a portion of the net proceeds to reduce the amount outstanding under our $50.0 million revolving line of credit with an unaffiliated bank to $25.0 million. At May 31, 2001, approximately $29.3 million of indebtedness was outstanding under the line.

Borrowings under the revolving line of credit bear interest at a floating rate equal to, at our option, either the lender's prime rate or LIBOR plus 1.25%, which, at May 31, 2001, was 5.31%. The facility matures on February 27, 2004.

Following such repayment, the unused portion of the entire line will remain available and we may use the line for future borrowings from time to time for general corporate purposes, including continued growth, for future branch openings and de novo bank formations, and for future acquisitions.


                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq National Market under the symbol WTFC. The following table sets forth the high and low sales prices reported on the Nasdaq National Market for our common stock for the periods indicated and the semi-annual dividends paid by us during such periods.


                                              HIGH              LOW            DIVIDEND
                                              ----              ---            --------

2001
----
First Quarter.....................           $19.12            $15.81            $0.07
Second Quarter (through June 21)..            26.43             17.50               --

2000
----
First Quarter.....................           $16.00            $13.38            $0.05
Second Quarter....................            16.25             13.75               --
Third Quarter.....................            17.81             15.25             0.05
Fourth Quarter....................            17.00             15.38               --

1999
----
First Quarter.....................           $20.25            $15.50               --
Second Quarter....................            26.75             17.50               --
Third Quarter.....................            19.12             16.19               --
Fourth Quarter....................            18.19             14.69               --


As of June 5, 2001, there were 1,312 shareholders of record of our common stock.

COMMON STOCK DIVIDEND POLICY

In January 2000, our board of directors approved the payment of our first semi-annual cash dividend on our common stock. We have continued to pay a semi-annual dividend since that time. The final determination of timing, amount and payment of dividends on our common stock is at the discretion of our board of directors and will depend upon our profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below.

The principal source of our income is dividends from our banks. The payment of dividends by the banks is subject to certain restrictions imposed by federal and state banking laws and regulations. During 2000, our banks paid us dividends of $16.0 million. During 1999, the banks paid no dividends and during 1998, Lake Forest Bank paid $8.2 million of dividends to us. De novo banks are prohibited from paying dividends during the first three years of operations. Currently, Northbrook Bank, which began operations in November 2000, is our only bank subject to this dividend restriction; this restriction will be removed in November 2003.

Our ability to pay cash dividends on our common stock is also subject to statutory restrictions and restrictions arising under the terms of our outstanding and any future debt securities and trust preferred securities. The terms of such securities generally restrict payment of dividends on common stock until required payments and distributions are made on those securities and may impose additional restrictions in the future. Under applicable corporate law, we are permitted to pay dividends only to the extent of our shareholders' equity. Federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends. We do not believe that the terms of our securities, applicable corporate law or applicable banking regulation will materially inhibit our plans to pay cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

The following table sets forth our total indebtedness and capitalization at March 31, 2001, on an historical basis and as adjusted for the offering (assuming no exercise of the underwriters' over-allotment option) as if such sale had been consummated on March 31, 2001. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.


                                                                                                MARCH 31, 2001
                                                                                          --------------------------
(DOLLARS IN THOUSANDS)                                                                     ACTUAL        AS ADJUSTED
                                                                                          ---------      -----------
INDEBTEDNESS:
Short-term borrowings (including securities sold under agreement to
 repurchase and federal funds purchased)...........................................       $  14,727       $  14,727
Notes payable under revolving credit line with an unaffiliated
 commercial bank(1)................................................................          38,875          25,000
Long-term debt--trust preferred securities.........................................          51,050          51,050
                                                                                          ---------       ---------
    Total indebtedness.............................................................         104,652          90,777
                                                                                          ---------       ---------

SHAREHOLDERS' EQUITY:
Preferred stock, no par value; 20,000,000 shares authorized, of which 100,000 shares are designated Junior Serial Preferred Stock A; no shares
 issued and outstanding............................................................              --              --
Common stock, no par value; 30,000,000 shares authorized; 8,859,276 shares issued and 8,616,976 shares outstanding; 9,466,976 shares to be issued and
 outstanding, as adjusted..........................................................           8,859           9,467
Surplus............................................................................          83,745          98,225
Common stock warrants to acquire 155,433 shares(2).................................             100             100
Treasury stock, 242,300 shares at cost.............................................          (3,863)             --
Retained earnings..................................................................          17,137          17,137
Accumulated other comprehensive loss...............................................            (106)           (106)
                                                                                          ---------       ---------
    Total shareholders' equity.....................................................         105,872         124,823
                                                                                          ---------       ---------
    Total capitalization...........................................................       $ 210,524       $ 215,600
                                                                                          =========       =========
CAPITAL RATIOS:
Leverage ratio(3)..................................................................             6.2%            7.4%
Tier 1 capital ratio...............................................................             7.0             8.3
Total risk based capital ratio.....................................................             8.4             9.4
____________________
(1)  We intend to apply a portion of the proceeds of this offering to reduce the amount outstanding under our revolving credit line to $25.0 million. At May
     31, 2001, the outstanding balance was $29.3 million.

(2) The warrants are exercisable at prices ranging from $14.85 to $15.00 per share and expire between December 2002 and November 2005.

(3) The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

                               SELLING SHAREHOLDER

In addition to the 850,000 shares of common stock being offered and sold by us, this prospectus also relates to the offer and sale by the selling shareholder of 100,000 shares of common stock. The selling shareholder is Mr. John Leopold, one of our directors and the president of Tricom. Mr. Leopold received the shares in October 1999 in payment of part of the purchase price of our acquisition of Tricom. Mr. Leopold was the majority shareholder of Tricom prior to the acquisition.

We will pay for the registration of Mr. Leopold's shares, but will not pay for other fees and expenses Mr. Leopold may incur, nor the underwriting discount related to the resale of his shares by the Underwriters.

The following table sets forth information concerning Mr. Leopold, the number of shares of common stock to be offered and sold by him and the number of shares of common stock that will be owned by Mr. Leopold following the offering, based on information furnished by Mr. Leopold to us and assuming all shares offered are sold in the offering.


                                                                                                  PERCENTAGE OF
                               NUMBER OF             NUMBER OF             NUMBER OF              SHARES TO BE
        SELLING              SHARES OWNED            SHARES TO         SHARES TO BE OWNED         OWNED AFTER
      SHAREHOLDER          PRIOR TO OFFERING         BE OFFERED          AFTER OFFERING             OFFERING
      -----------          -----------------         ----------          --------------           -------------

John Leopold...........          179,430               100,000                79,430                    *
_____________________
*   Less than 1%


                                  UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

                                                              NUMBER
UNDERWRITERS                                                 OF SHARES

U.S. Bancorp Piper Jaffray Inc............................     475,000
Stifel, Nicolaus & Company, Incorporated..................     285,000
Advest, Inc...............................................      95,000
Howe Barnes Investments, Inc..............................      95,000
                                                             ---------
        Total.............................................     950,000

The underwriters have advised us and the selling shareholder that they propose to offer the shares to the public at $24.00 per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $0.86 per share. The underwriters may allow and the dealers may reallow a concession of not more than $0.10 per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 142,500 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth on the front cover of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                   NO EXERCISE     FULL EXERCISE
                                   -----------     -------------

        Per share..............    $     1.44        $     1.44
        Total..................    $1,368,000        $1,573,200

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of the directors, executive officers, certain principal shareholders and the selling shareholder have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, for a period of 90 days after the date of this prospectus, without the prior written consent of U.S. Bancorp Piper Jaffray, except in limited circumstances.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling shareholder. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The affect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.


                                 TRANSFER AGENT

The transfer agent for our common stock is Illinois Stock Transfer Company, 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606.


                                  LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus, including the validity of the common stock, will be passed upon for us by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri.

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                                     EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2000 and 1999, that are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in our Annual Report. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon the report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

Our consolidated financial statements as of and for the year ended December 31, 1998, that are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by KPMG LLP, independent certified public accountants, as stated in their report incorporated by reference in our Annual Report. Those consolidated financial statements are incorporated by reference into this prospectus in reliance upon the report of KPMG LLP and upon the authority of KPMG LLP as experts in auditing and accounting.


                       WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.wintrust.com, and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.


                       DOCUMENTS INCORPORATED BY REFERENCE

We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

     o our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on March 30, 2001;

     o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001;

     o our Current Report on Form 8-K dated January 22, 2001, filed with the SEC on February 14, 2001;

     o our Current Report on Form 8-K dated April 20, 2001, filed with the SEC on May 16, 2001; and

     o the descriptions of (a) our Common Stock contained in our Registration Statement on Form 8-A dated January 3, 1997, and (b) the associated preferred share purchase rights contained in our Registration Statement on Form 8-A dated August 28, 1998.

We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

You may request, and we will provide, a copy of these filings at no cost by contacting David A. Dykstra, our Chief Financial Officer, at the following address and phone number:

          Wintrust Financial Corporation
          727 North Bank Lane
          Lake Forest, Illinois 60045-1951
          (847) 615-4096

                                 950,000 SHARES


                         WINTRUST FINANCIAL CORPORATION


                                  COMMON STOCK









                      ------------------------------------
                                   PROSPECTUS
                      ------------------------------------






                           U.S. BANCORP PIPER JAFFRAY

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                                  ADVEST, INC.

                          HOWE BARNES INVESTMENTS, INC.


                                  JUNE 21, 2001